Exhibit 99.1

[*The following is a free English translation for information purposes only, with no binding or other effect of the French language* Rapport du President du Conseil d'Administration]

REPORT OF THE CHAIRMAN OF
THE BOARD OF DIRECTORS

(Article 117 of the *Loi de Sécurité Financière*
Article 225-37 paragraph 6 of the Commercial Code)

This report has been prepared and submitted to the shareholders in accordance with article 117 of the *Loi de Sécurité Financière* of August 1, 2003, as incorporated into article 225-37 paragraph 6 of the Commercial Code (applicable in France).

I- Preparation and organization of the work of the Board of Directors

■ Board of Directors

The following participated in meetings of the Board of Directors:

- the thirteen members of the Board, who include four independent members;

- the Senior Executive Vice-President;

- the two observers;

- the director of legal affairs, as secretary to the Board;

- four representatives of the Group's employees in France, who sit on the Board under the terms of the constitution of the Group Works Council.

The agendas for Board meetings are prepared by the secretary after discussion with the Chairman, and take account of the agendas of specialist committees and of suggestions put forward by Board members.

Within a reasonable period before each meeting, Board members are sent the agenda, with as much supporting documentation as possible containing the information needed for them to consider the issues.

Board members therefore have sufficient time to examine this supporting documentation in advance of meetings of the Board and of the committees on which they sit, and to request any further information they believe is necessary for them to fulfil their assignments.

Board members act in compliance with corporate governance laws and regulations (the Viénot and Bouton reports). In 2003, the Board of Directors introduced its own internal code of conduct, supplementing the Directors' Code that has applied within the Group since 1999.

In 2003, the Board of Directors met four times.

Board members were assiduous in attending meetings, with an overall attendance rate of 90%. They participated actively and candidly in the Board's deliberations, and brought their expertise and professional competence to bear in the broader interest of the shareholders and of the Group.

The main issues covered by Board meetings were the examination and adoption of the consolidated and parent company financial statements, the appropriation of profits, the reconciliation of French GAAP and US GAAP financial statements, strategic priorities and major transactions, issues relating to share repurchases and corporate governance, compensation of corporate officers and key executive managers, granting stock options (the 2003 plan), allocation of directors' attendance fees, calling the Annual General Meeting, and a review of the documents submitted to that meeting.

All decisions taken by the Board of Directors were passed by unanimous vote of those members present or represented.

The Board of Directors also set the powers of the Chairman and Chief Executive Officer and of the Senior Executive Vice-President to commit the Group in respect of investments and acquisitions:

- for the Chairman and Chief Executive Officer, a limit of 500 million euros was set for commitments made within an approved strategy, and a limit of 150 million euros for commitments made outside an approved strategy;

- for the Senior Executive Vice-President, a limit of 100 million euros was set for commitments made within an approved strategy.

These are the only limits imposed on the powers of the Chairman and Chief Executive Officer and the Senior Executive Vice-President.

In 1999, the Board of Directors set up three specialist committees tasked with providing specialist input to assist the Board in its decision-making.

■ **Specialized committees**

- Audit Committee

- Compensation and Appointments Committee

- Scientific Committee

Members of these committees are chosen by the Board from among its members, based on their experience. Each committee is chaired by an independent Board member.

Depending on the agenda for Board meetings, these committees may be asked to carry out preparatory work by examining specific issues in advance. A report is drafted, approved by those involved, and submitted to the Board so as to ensure that the Board is well informed when reaching decisions.

Committee decisions are taken by a simple majority, with the committee chairman having a casting vote in the event of a tie.

• **Audit Committee**

The Audit Committee met four times, one or two days before Board meetings. Also invited to attend were the Chief Financial Officer and the statutory auditors, and, where appropriate, the Head of Internal Audit and other Group executives to explain technical issues.

Ahead of these meetings, certain independent Board members who sit on the Committee contacted the secretary to the Board, the Chief Financial Officer and the Chairman and Chief Executive Officer to obtain additional information on the matters for discussion.

The Committee also had separate meetings with the Head of Internal Audit and the statutory auditors.

Meetings related principally to the financial statements, including specific issues such as off balance sheet commitments, pension commitments, foreign exchange risk management, the share repurchase program, internal audits, and the impact of new legislation such as the Sarbanes-Oxley Act in the United States and the Financial Security Law in France.

• **Compensation and Appointments Committee**

The Compensation and Appointments Committee met in advance of the Board meetings held on February 17 and December 10, 2003.

The main topics covered by the meetings were the compensation of corporate officers and key executive managers, granting stock options (the 2003 plan), allocation of directors' attendance fees, and ongoing discussion of corporate governance issues.

Committee members met certain Sanofi-Synthélabo executives, so that issues on the agenda could be discussed before the Committee put forward proposals.

- **Scientific Committee**

In 2003, the Scientific Committee met once, at the end of the year, to review all the Group's research and development programs.

Throughout the year ended December 31, 2003, the Sanofi-Synthélabo Board of Directors worked closely with the specialized committees. At all times, the Board ensured that its work was prepared and organized in a spirit of transparency and efficiency.

II-   Internal control procedures

Objective and definition of internal control

Internal controls are developed and implemented at all levels, from senior and middle management to Group employees, with the aim of providing reasonable assurance that the following objectives are met:

- reliability of accounting and financial information ;

- effectiveness and efficiency of conduct of operations ;

- compliance with applicable laws and regulations ;

- security of corporate assets.

Sanofi-Synthélabo operates a decentralized structure based on autonomous units in the form of key directorates, enabling genuine decision-making powers to be delegated to the front line. At the same time, strategy is developed and overseen centrally.

- The Scientific Affairs Directorate is responsible for the Research and Development, Pharmacovigilance, Medical and Regulatory activities. It also works with the Marketing Department on the launch of new products, and handles life cycle management for products already on the market.

- The Industrial Affairs Directorate is arranged in four specialist divisions: Chemicals, Industrial Pharmaceuticals (Europe), Industrial Pharmaceuticals (Intercontinental), and Logistics/Distribution.

- The Operations Directorate is split into three geographic zones (Europe; North America; and Intercontinental, covering the rest of the world). It also houses the Strategic Marketing Department.

- The central support functions are made up of Human Resources, Finance, Legal Affairs, Communication, Strategy, General Secretariat, and Internal Audit.

Three types of process operate across these various structures:

- management processes: Senior Management, Strategy, Communication

- operational processes: Research and Development (discovery, development and registration), Production/Distribution, Sales, Pharmacovigilance, Regulatory, Quality Assurance and Quality Control, Maintenance

- support processes: Finance, Information Systems, Procurement, Human Resources, Legal Affairs, Health Safety & Environment, Security.

Sanofi-Synthélabo has dedicated in-house teams with the responsibility for internal control. They manage these processes and sub-processes, and "own" internal control procedures. The internal control system as a whole contributes to the overall management of the risks to which Sanofi-Synthélabo is exposed.

IIa– General organization of internal control

Many participants within Sanofi-Synthélabo deal with internal control. All draw upon shared standards that apply across the entire Sanofi-Synthélabo Group.

Participants in internal control

■ **Board of Directors and committees of the Board of Directors**

The structure of the Group's senior management, together with the composition of the Board of Directors and the specialist committees, help deliver efficiency and transparency in the way that Sanofi-Synthélabo conducts its activities (for more information, please refer to the first part of the report).

■ **Managerial committees**

The Executive Committee, chaired by the Chairman and Chief Executive Officer, meets at least once a month. It is attended by all the heads of the Group's key directorates.
The Executive Committee defines strategic priorities, and assesses latest developments in the business and in industrial relations.

The Product Committee is chaired by the Senior Executive Vice-President, and meets at least once a month.
It deals with the development and marketing of products, and is attended by key managers from the Scientific Affairs, Operations and Strategy Directorates.

The Operations Committee, chaired by the Executive Vice-President Operations, meets once a month, and is attended by the regional managers.
It deals with performance issues such as sales figures and local/regional performances.

■ **Published Information Review Committee**

The Published Information Review Committee, made up of Executive Committee members and senior executives, is tasked with reviewing and validating key documents intended for shareholders and the public (French-language and English-language annual reports, press releases), and with assessing procedures and controls used in preparing such documents.

■ **Accounts Committee**

The aim of this committee is to review the accounts of all Group companies as part of the process of finalizing both the Sanofi-Synthélabo consolidated financial statements and the statutory accounts of individual companies. The participants, for each entity reviewed, are:

- the Chief Financial Officer of the subsidiary;

- representatives from the finance department at Region or Division level;

- representatives from expert functions within the Group Finance Directorate (such as tax, consolidation, treasury and financing);

- representatives from the Legal Affairs Directorate.

On the basis of accounts to end September, the Accounts Committee is tasked with reviewing the company's position as regards tax, legal, treasury and financing issues, and ensuring that Group accounting policies are applied.

■ **Other key participants**

• **Pharmacovigilance**

The Pharmacovigilance Department has a role in the evaluation of products in clinical development and products already marketed. This evaluation involves establishing and monitoring the product's clinical safety profile. The Unit also monitors legislation and recommendations in its sphere of competence, in order that specific procedures can be implemented to ensure compliance with all regulatory requirements.

An information-sharing network has been developed between the Pharmacovigilance Department at Group level, the subsidiaries, and Sanofi-Synthélabo's partners in product development and marketing.

Operating procedures have been established defining the roles and responsibilities of each participant as regards collection, documentation (hard copy or electronic), evaluation, input and archiving of pharmacovigilance data, and for the immediate or periodic reporting of such data to the healthcare authorities and/or Ethics Committees and/or investigators (in serious cases, periodic reports, etc).

• **Health, Safety & Environment, Sustainable Development**

The Strategy-Risk Assessment Department is in charge of the Health, Safety & Environment (HSE) Department and the Sustainable Development Department.

The responsibilities of the central HSE Department are:

- defining the objectives and guiding principles of the Group's HSE policy;
- issuing directives and standards in application of this policy, devising HSE reporting procedures, and consolidating HSE reports received from around the Group;
- planning and conducting HSE audits, and providing assistance and expertise.

Each site has its own HSE unit.

The Sustainable Development Department is in charge of:

- developing the Group's sustainable development policy, and devising sustainable development reporting procedures;
- centralizing data provided by the network of internal correspondents;
- the sustainable development sections of the annual report;
- relations with rating agencies, in liaison with the Finance Directorate.

• **Insurance**

The Insurance and Risk Management Department, which forms part of the Legal Affairs Directorate, carries out the following tasks at Group level:

- identifying and reducing insurable risks, and ensuring there is adequate financial cover;
- monitoring insurance claims;
- providing support to subsidiaries in establishing local insurance policies.

• **Audit**

Three types of audit exist within the Group:

- internal audit assignments;

- expert audits, integral to some of the Group's functions;
- organizational audits conducted by the Operations Directorate.

These audits take place across all regions and functions within the Group.

The Group is also subject to regular audit by:

- the statutory auditors;
- the healthcare authorities;
- national bodies responsible for controlled sites (e.g. SEVESO).

> **Group Internal Audit**

The Group's Internal Audit department is independent and objective, reporting directly to the Chairman. It has neither authority nor responsibility on the operations audited, and has a complete freedom of action.

Internal Audit has the responsibility to provide senior management, and the Board of Directors through the Audit Committee, with accurate information on the internal control system.

The permanent assignment Internal Audit is to:

- evaluate quality and effectiveness of internal control,

- improve the level of internal control, through recommendations.

It works throughout the entire Group (fully consolidated entities).

In order to fulfil this role properly, and in line with its independent status, Internal Audit may on its own initiative, or at the request of senior management, central department managers or operational managers, intervene in all accounting, financial, support and operational areas or processes, where it has the necessary competencies.

It has unrestricted access to all of the information, documents, assets and employees needed for its work, and may not be subject to any internal restrictions on the scope or timing of its work.

Audit assignments are conducted on the basis of an annual program, which is presented to the Audit Committee and then approved by the Chairman and Chief Executive Officer.

The following criteria are used in devising the program:

- date of the last audit;
- extent to which the previous audit's recommendations have been implemented;
- nature and extent of changes that have affected the audited entity (legal, business, organizational and system changes);
- integration of new entities into the Group.

Audit assignments are conducted on site, and are based on a work program that includes familiarization phases, followed in all cases by testing procedures.

The report is the starting point for the internal control improvement process. It presents the findings of the assignment, including any weaknesses, and relevant recommendations.

The audited entity is responsible for implementing the recommendations. The Internal Audit Department systematically monitors implementation, six to twelve months after the report is issued.

Monitoring is based on declarations by the audited entity, and is reviewed and evaluated for each assignment individually.

If implementation of the recommendations is deemed inadequate (using an internal rating scale based on 3 criteria), the Internal Audit Department issues reminders, and has the option of conducting follow-up assignments on site.

> ➢ **Expert audits**

The Information Systems, Quality and Security departments each draw up an annual audit plan within their sphere of competence, and conduct on-site audits in accordance with a pre-prepared work program.

A report containing recommendations for corrective action to address any weaknesses is then sent to the audited entity and/or function.

Implementation of the recommendations is systematically monitored, in particular through subsequent site visits.

> ➢ **Organizational audits conducted by the Operations Directorate**

The quality of organizational structures within subsidiaries (Marketing, Sales and Support Functions) is an important factor in performance and productivity.

For this reason, the Operations Directorate conducts organizational audits of subsidiaries.

The aim of these audits is to adapt organizational structures to anticipated environmental, competition or product portfolio changes.

For each of the subsidiary's key functions (sales, marketing, etc), an analysis is made of processes, resources, operating procedures and structures.

The pre-audit phase includes the preparation of a framework study and an analysis of the organizational structures to be audited. The audit report (conclusions, recommendations, action plan) is prepared on site, and reviewed with the Managing Director of the subsidiary before being presented to regional management.

Regional management monitors implementation of the recommendations, with assistance from the audit team as required.

Standards

■ **Powers**

Sanofi-Synthélabo adopts organizational structures which enable the Group to ensure the security and effectiveness of its operations, while at the same time taking account of the regulatory, business and employment imperatives specific to the pharmaceutical industry.

Operations are conducted through legal and managerial structures involving the delegation of powers both internally and externally.

Managers of Group entities must apply these principles and structures within their own entity, and must ensure that the following are in place:

. organization charts, showing hierarchical and functional reporting lines;

. job descriptions, showing individual roles and responsibilities;

. delegations of powers: roles and responsibilities delegated by the manager of the entity;

. procedures: roles and responsibilities for each process;

   and must also ensure that the above are:

— consistent and appropriate to the entity;

— distributed within the entity;
— applied in information systems.

■ **Code of Ethics**

A Code of Ethics was drawn up in 2003 by a working group comprising representatives from various departments. This code was submitted to the Executive Committee, and approved by all its members. At the request of the Chairman and Chief Executive Officer, the code is distributed to every member of staff worldwide.

The Code of Ethics draws upon the code of good conduct applied in the Sanofi Group since 1996. It sets out the obligations of the Group and its employees, and incorporates the guiding principles of the OECD and the United Nations Global Compact in the fields of human rights, working practices and environmental practices.

It reflects Sanofi-Synthélabo's unswerving commitment to improving the health of the many while complying with fundamental ethical principles.

■ **Code of Financial Ethics**

Sanofi-Synthélabo has adopted a Code of Financial Ethics which applies to the Chairman and Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer, pursuant to United States securities legislation. The list of signatories may be extended to include other key Group executives.

■ **Social Charter**

The Social Charter affirms the principles comprising the common foundation upon which all the Group's human resources actions are built.

Starting in 2003, the Charter is gradually being distributed to all staff worldwide. From 2004, it will form part of the information pack handed to all new recruits.

■ **Internal Audit Charter**

The Internal Audit Charter sets out the legitimacy, responsibilities, objectives and role of the Internal Audit Department within the Group.

It stipulates the professional and ethical standards to which internal auditors must refer.

It also defines the methodological framework, and is an essential tool in the performance of audit engagements.

■ **Procurement Function Code of Conduct**

The Procurement Function Code of Conduct lays down the rules to be followed for optimal decision-making, and applies to all Group employees involved regularly or occasionally in procurement activities. The Code states that whenever expenditure is incurred on behalf of the Group, there must be consultation, plus a selection process for suppliers of goods or services.

II   b – Brief description of internal control procedures associated with processes

The formation of the Sanofi-Synthélabo Group was accompanied by the introduction of internal rules, standards and procedures, which have been updated and supplemented to reflect subsequent internal reorganizations and legal restructuring operations.

The Group's internal and external commitments are subject to internal control procedures, which apply to all directorates, departments and operational units.

No commitment may be entered into without the necessary authorizations.

As part of the decentralization policy favoured by the Group's senior management, a system of delegations has been established allowing selected employees to carry out certain specific acts in the name of Sanofi-Synthélabo.

Directorates and departments have authority to adapt procedures to their specific needs, subject to prior approval from the directorate, which issued the basic procedure. Procedures may not under any circumstances be adapted in such a way that they become less restrictive.

In addition, a number of specific procedures have been introduced within operational entities in order to ensure the smooth running of their activities.

■ **Procedures associated with steering processes**

• **Organization**

The organization process covers the structure and governance of the Group:

- The first part of this report describes the action taken via the Board of Directors and the specialist committees to address governance issues.

- In terms of the structure of the Group, the Legal Affairs Directorate monitors all Group subsidiaries for compliance with local company law and regulations. As part of this role, it centralizes all minutes of corporate decision-making bodies. It is also required to give prior approval for any proposal to create new entities or wind up existing entities, and for any decision regarding the capital or corporate decision-making bodies of subsidiaries. A list of all subsidiaries in France and the rest of the world, showing key data for each company, is produced twice a year and distributed to key Group employees.
An organization chart showing the Group's subsidiaries is updated on a regular basis and distributed internally.

  Finally, a list of powers, which may be partially delegated by the chairmen of the French entities to their close colleagues, has been established. The aim of this list is to ensure that those acting with delegated powers have authority in dealings with third parties.
These documents are updated on a regular basis.

• **Strategy**

Group strategy is based on three processes: Planning, Business Development and Alliance Management.

Each year, a long term plan is put together based on assumptions about the economic and pharmaceutical industry environment. All projections prepared by subsidiaries are adjusted and consolidated before being reviewed by senior management.

This process, in which all Group entities participate, is governed by a procedure which inter alia sets out a timetable and precise instructions for deliverables.

Business Development identifies and manages acquisitions and divestitures of companies, businesses and licenses. It evaluates opportunities in accordance with the procedures for the authorization of financial investments.

Ongoing alliance agreements with Sanofi-Synthélabo's strategic partners are handled by the Alliance Management unit. Procedures are in place for the exchange of information at meetings of bipartite decision-making bodies and for the preparation of forecasts.

• **Corporate Communications**

The corporate communications process, whether aimed at internal or external users, aims to enhance the profile and clarity of the Group so as to project and defend the brand image of Sanofi-Synthélabo.

The process requires systematic validation of all press releases and publications, including all financial information messages and documents.

It is based on:

- a graphics charter, governing the graphics rules for all documents issued by the Group, both in hard copy and multimedia format;

- a procedure governing donations, adverts, grants and sponsorship.

The product communication process coordinates worldwide advertising and communication for the Group's products, and specific objectives for each subsidiary.

■ **Procedures associated with operational processes**

The pharmaceutical industry is subject to very strict constraints at both national and supra- national level.

A large body of laws and regulations governs each stage of operations, from the evaluation and selection of molecules to standards applied in manufacturing, packaging, distribution and marketing.

• **Research and Development**

The objective of the Research and Development process is to discover, develop and register drugs.

Fundamental research has its own Quality co-ordination unit, in charge of documentation (directives and operating methods) setting out guidelines designed to ensure the accuracy, tracking and integrity of data collected about compounds being studied.

Products are developed and registered in compliance with operating procedures that build in laboratory and manufacturing best practice, clinical best practice, and promotional best practice.

The regulatory activities of the Scientific Affairs Directorate are covered by a quality system designed to ensure that best practice is applied.

Certification procedures are used in the training and accreditation of operational staff, and in the accreditation of equipment and premises.

The Pharmacovigilance Department implements specific procedures aimed at ensuring compliance with regulatory requirements, in particular as regards identifying undesirable side effects and reporting them to the healthcare authorities.

• **Production**

The Industrial Affairs Directorate has implemented quality management systems to ensure that all products are manufactured, tested and distributed in accordance with Group quality standards and the relevant regulatory requirements.

This means that procedures are in place relating to the management of:

- procurement: validation of sales forecasts, calculation of raw materials needed to fulfil production programs;

- production: validation of manufacturing methods and processes (best manufacturing practice, regulatory compliance, product review, treatment of any anomalies identified);

- distribution: fulfilment of customer orders in accordance with quantity, quality and lead-time criteria, transfer of products and packaging (best distribution practice);

- quality control: validation of analytical methods, management of sample banks, batch release;

- subcontracting: approval of third parties, use of quality contracts;

- employees: job descriptions and responsibilities, supervision of operations and delegated powers, recruitment, staff health and safety training, occupational health;

- premises: compliance with standards and certification, processing of emissions, water treatment and waste processing.

Audits are conducted using a standard work program, the principles of which are established in a policy covering industrial audit, post-inspection follow-ups, and reviews of corrective action plans.

- **Sales**

    The sales process is based on:

- strategic marketing, drawing on information provided by the Scientific Affairs Directorate on products developed in-house, together with strategic product dossiers distributed to subsidiaries for them to devise their sales policy, and life cycle management programs;

- product portfolio/territory strategies (products to be promoted, medical representatives resources, prescribers);

- a full range of medical representatives networks, organized by type of prescriber (general practitioners, specialists, hospitals, pharmacies, etc).

Specific procedures have also been implemented, in particular for:

- the authorization of product selling prices;

- the organization of medical conferences;

- audits of promotional materials;

- product recalls.

- **Procedures associated with support processes**

A number of key processes feed directly into the production and processing of financial information.

- **Finance process**

The Finance Directorate is structured so as to enable it to fulfil its various roles across the full range of the Group's activities:

- it prepares the consolidated financial statements of the Group in accordance with the accounting policies summarized in the Financial Report.

    The Group's financial system is built on the principle that the same results are used for statutory disclosure purposes and for management accounting purposes. This requires (i) use of the same scope of consolidation for management accounting and for statutory disclosures, and (ii) standardization of accounting methods across the Group.

- it handles all financial markets transactions centrally, in order to exercise strict control and constantly monitor opportunities and risks.

A number of systems have been put in place to ensure the accuracy and completeness of accounting and financial information, especially in the light of the decentralization of functions to operational units.
Written procedures play an important role in these systems.

➢ **Financial Investment Authorization Procedure**

This procedure was introduced as a control over Business Development transactions.

A file is prepared which includes a summary memorandum describing the proposal and its strategic benefits.

A business and financial assessment is presented, accompanied by an analysis of the operational, financial and legal risks and an analysis of the impact of the transaction on the consolidated financial statements.

➢ **Expense Commitment Authorization Procedure**

The objective of this procedure is to ensure the proper functioning of routine transactions, to assess whether a transaction is appropriate independently of the forecasting process, and then to collect the authorizations needed for the commitment to be made.

A summary memorandum describes the main opportunities and risks of the proposal, the financial impact, other options examined, and the reasons for the decision.

In order to guarantee the quality of decision-making, some of the Group's expert functions may, if the nature of the proposed commitment requires, be directly involved in preparing and analyzing the proposal.

➢ **Financing/Treasury Procedures**

The Annual Treasury Plan procedure covers cash flow forecasts for Group subsidiaries. The policy of pooling surplus cash and treasury needs makes it possible to determine a net Group-wide position, used for the centralized management of short-term investments or financing needs.

There is a specific procedure (currency risk management/high level documentation), which governs the consolidation of net currency positions and the centralized management of foreign exchange risk hedging.

These centralized treasury management procedures are governed by contracts, validated by the Group's Legal Affairs Directorate.

➢ **Accounting and financial statement preparation procedures**

Accounting procedures address the key objectives of completeness and compliance with local rules in recording of transactions, and of the consistency of Group rules in recording transactions and the preparation of local financial statements.

Specific procedures cover the recording of entries impacting the principal balance sheet, statement of income and off balance sheet lines.

Consolidation procedures have been introduced so that all entities using financial data generate consistent information complying with the same rules.

These procedures specify the chart of accounts to be used in the compilation of financial statements, together with principles and definitions relating to each line in the accounts.

Standardized accounting formats, and consistency between performance measurement systems (internal reporting and management accounts) and statutory disclosure systems (financial accounting and consolidation), are achieved by the use of the Reporting Manual, which sets out the rules to be used in preparing financial information.

➢ **Management control procedures**

Management control function uses specific consolidation procedures to prepare actual and projected management accounts. It controls the quality of the information it receives, carries out consistency checks and simulations, and identifies risks and opportunities.

It also manages the budget consolidation process, based on information supplied by the various directorates, departments and entities.

• **Information systems**

This process covers all Group information and telecommunications systems worldwide.

The procedures in place are designed to ensure:

- the reliability of processing and telecommunications resources;

- the continuity in IT services and data availability;

- the confidentiality of data and security of IT infrastructures.

The Information Systems Directorate determines the policies, which govern the operation, security and compatibility of the information systems in use by the Group.

• **Procurement**

Procedures exist governing the various types of purchases and supplies, in order to protect against the risks to which Sanofi-Synthélabo is exposed, such as stock shortages or failure to deliver on the part of a supplier.

Major suppliers are subject to regular audit as regards quality and working practices.

• **Human Resources**

The Human Resources process covers recruitment, career and skills management, internal mobility and industrial relations.

It is based on procedures covering recruitment, training and career development, and on a staff remuneration policy.

The involvement of employees through the various European and national works councils, and meetings with employee representatives, are governed by written agreements.

• **Legal Affairs**

The Legal Affairs Directorate provides assistance to Group entities in the management of contractual commitments, contract drafting and negotiation, and the analysis of legal disputes. It also provides a full range of advice in the main areas of corporate law.

A Contracts procedure is applied. This sets out general principles, scopes of application and terms and conditions for contractual commitments within the Group.

In conjunction with the financial statement preparation process, a systematic review of all outstanding litigation is conducted centrally, so as to enable appropriate provisions to be recorded on or off the balance sheet.

In the field of intellectual property, procedures are in place to identify inventions and file the necessary patent applications. A market watch is used to spot potential threats to Sanofi-Synthélabo's patents.

Procedures are also in place relating to the management of the database containing all the Group's patents and trademarks, intended for approved internal users.

- **Health, Safety & Environment (HSE)**

The aim of the Health, Safety & Environment process is to identify and manage exposure to hazards arising from substances handled by the Group, as well as occupational health risks and environmental risks.

The HSE Department has developed accident prevention systems and procedures for each site.

Specific road accident prevention procedures are in place for the medical representatives network.

An internal standards and directives manual applies to all Group sites worldwide.

Post-accident feedback is distributed to the relevant sites. A monthly report consolidates a range of HSE indicators for operational sites and the medical representatives network.

- **Security**

The Security department, tasked with the protection of people, assets and data, applies a common set of standards and working practices worldwide.

Sanofi-Synthélabo and its management team have always attached the utmost importance to implementing, maintaining and constantly improving reliable and effective internal control.

In 2003, a program was initiated to enhance certain aspects of the documentation and assessment of internal control. This program also enables Sanofi-Synthélabo to comply with new legal requirements in France and the United States, and will be continued and rolled out into the Group's subsidiaries during 2004.